SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 3, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on June 3, 2004

Amsterdam • 3 June 2004

ING establishes two-tier board structure for ING Netherlands

ING announces that it has established a separate Board and Supervisory Board for ING Netherlands. On 18 December 2002, ING already announced that it would transfer the voluntary Dutch legal large company regime from Group level to the management level of ING Netherlands in response to international developments in the field of corporate governance and the increasingly international character of ING Group. The appointment of the Board and Supervisory Board results from this change in structure.

The legal structure of ING Netherlands consists of the two companies ING Bank N.V. and ING Verzekeringen Nederland N.V. (ING Insurance). The composition of the Supervisory Board and the Board of ING Netherlands will be as follows:

Supervisory Board ING Netherlands:

Alexander Rinnooy Kan Eli Leenaars Anneke van Doorne-Huiskes Hanja Maij-Weggen Kees Izeboud Rudy van der Meer	chairman, member Executive Board ING Group member Executive Board ING Group

Board ING Netherlands:

Diederik Laman Trip Hans van der Noordaa(*) Ludo Wijngaarden(*) Jan Zegering Hadders Henk Kruidenier Dick Boot Wilbert Buiter(*)	chairman ING Netherlands and chairman of the Board of both ING Bank and ING Verzekeringen Nederland Retail Intermediary Wholesale Operations/IT CFO Human Resources

As chairman of ING Netherlands, Diederik Laman Trip will be the first contact for the supervisory authorities in the Netherlands and for employee representation (Central Works Council). As was announced earlier, Diederik Laman Trip has also been appointed Managing Director Communications and Corporate Affairs ING Group as from 1 June 2004.

Press enquiries: ING Group, Peter Jong, tel: + 31 20 541 5457

  (*) subject to approval by the supervisory authorities

Anneke van Doorne (1941) is professor of Social Science at Utrecht University and director of General Social Sciences of the Faculty of Social Science at Utrecht University. She is also a partner of Bureau Van Doorne-Huiskes & Partners, a consultancy for management audits and advice in Utrecht.

Hanja Maij-Weggen (1943) has been Royal Commissioner of the Dutch province Noord-Brabant since October 2003. From July 1979 to November 1989, she was a member of the European Parliament and since 1994, she has been chairman of the CDA delegation (Christian Democrats) in the European Parliament. From November 1989 to July 1994, Mrs. Maij-Weggen was Minister of Transport, Public Works and Water Management in the third Lubbers Cabinet.

Kees Izeboud (1946) is a former partner of Coopers & Lybrand. He is presently professor of Fundamental Analyses and Business Valuation at Vrije Universiteit Amsterdam. His supervisory directorships include Kruidenier Groep B.V. and Delta N.V.

Rudy van der Meer (1945) has been an Executive Board member of Akzo Nobel N.V. since 1993. He is also a member of the advisory council of ING Group, board member of the “Universiteitsfonds Delft” foundation and chairman of the “Toekomstbeeld der Techniek” foundation in The Hague.

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.

With a diverse workforce of approximately 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: June 3, 2004